Exhibit 21.1
Subsidiaries of First Solar, Inc.

Name	Jurisdiction
First Solar GmbH	Germany
First Solar Holdings GmbH	Germany
First Solar Manufacturing GmbH	Germany
Minera Teloro S.A. de C.V.	Mexico
First Solar FE Holdings Pte. Ltd.	Singapore
First Solar Malaysia SDM. BHD (formerly Northern ICON SDM. BHD)	Malaysia